August 20, 2014

Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    SCANA Corporation (SCANA)
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 28, 2013
File No. 001-08809

Dear Ms. Thompson:

We respectfully provide the following responses to the comments arising from your review of the above filing, as described in your letter of August 7, 2014. For ease of reference, we have reproduced and italicized your comment language.

Form 10-K for the Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data, page 48

Notes to Consolidated Financial Statements, page 55

Note 6. Derivative Financial Instruments, page 70

Interest Rate Swaps, page 71

1.
We note your disclosure that pursuant to regulatory orders issued in 2013, the SCPSC directed SCE&G to recognize $41.6 million and $8.5 million of realized gains (which had been deferred in regulatory liabilities) within other income, fully offsetting revenue reductions related to under-collected fuel balances and under-collected amounts arising under the eWNA program. Please explain to us how the recognition is contemplated under ASC 980. In this regard, we note that ASC 980 contemplates that rate actions of a regulator can provide reasonable assurance of the existence of an asset, reduce or eliminate the value of an asset, or impose a liability on a regulated enterprise. Per ASC 980-405-40-1, actions of a regulator can eliminate a liability only if the liability was imposed by the actions of the regulator. Please explain how the liability was imposed by the actions of the regulator. We assume the majority of the deferred gain was generated prior to de-designation and would remain in AOCI until the related debt was terminated under ASC 815-30-40-4 for a non-

Ms. Jennifer Thompson

August 20, 2014

regulated entity. Please explain to us how accelerated recognition of other income from AOCI is permitted by this or other provision(s) of ASC 980.

Response:    As a regulated public utility, SCE&G’s cost-based retail rates are subject to the jurisdiction of the SCPSC, and the SCPSC thereby approves the capital structure and the costs of capital (interest on debt and allowed return on equity) which are reflected in the rates charged to SCE&G’s customers. In that regard, in rate-making, SCE&G’s debt cost of capital includes amounts related to interest rate derivative gains and losses within the determination of interest cost. The rates currently in effect for SCE&G reflect this treatment.

In anticipation of planned debt issuances, SCE&G periodically enters into forward starting interest rate swaps to mitigate risks associated with changes in interest rates. These transactions are structured to qualify as cash flow hedges under ASC 815, and prior to the fourth quarter of 2013, were designated as such by management. Following the guidance in ASC 815-30-35, the effective portions of the changes in the fair value of SCE&G’s interest rate swaps were recorded initially in comprehensive income. However, as discussed further below, following the rate-making process as directed by the SCPSC, as these gains or losses are to be refunded to or collected from ratepayers, these amounts were immediately reclassified out of comprehensive income and into regulatory assets or liabilities. The carrying amounts of regulatory assets and liabilities related to interest rate swaps therefore include the cumulative amounts of the effective portions of the changes in the fair value of SCE&G’s outstanding interest rate swaps, as well as realized gains and losses on settled transactions, rather than such amounts being reported in accumulated other comprehensive income.

The treatment of gains on interest rate swaps as regulatory liabilities is required by ASC 980-405-25-
1(c) which states that when a regulator requires a gain to be given to customers over future periods for ratemaking purposes, then the gain should be recorded as a liability for the expected future reductions in charges to customers. The realized and unrealized gains on interest rate swaps represent incurred gains which would have been recorded in other comprehensive income and accumulated other comprehensive income absent the accounting required by ASC 980. As the SCPSC requires that such gains be given to customers, such gains have been recorded as regulatory liabilities. Absent the specific accounting orders received in the fourth quarter of 2013 directing SCE&G to accelerate the gain recognition, SCE&G would have amortized the swap gains (out of regulatory liabilities) as reductions to interest expense over the life of the related debt. That amortization would have been considered part of SCE&G’s cost of capital and would have served to reduce the allowable costs recovered from customers through the SCPSC-regulated cost-of-service rates.

In this particular case, by its November 2013 order, the SCPSC directed SCE&G to provide the benefit of the gains to ratepayers immediately rather than over the life of the debt. As described above, the accounting follows the actions of the regulator.

Item 9A. Controls and Procedures, page 151

2.
We note your disclosure that disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by SCANA in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to SCANA’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Please also tell us if your disclosure controls and

Ms. Jennifer Thompson

August 20, 2014

procedures are designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. If so, please revise future filings to either include the entire definition of disclosure controls and procedures from Rule 13a-15(e) or 15d-15(e) or none of the definition.

Response:    Our disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that we file or submit under the Act are recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. We will ensure that either the entire definition of disclosure controls and procedures is included in future filings or that no portion of such definition is included.

Company Acknowledgement
We acknowledge (i) that the company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with the applicable disclosure requirements and in enhancing the overall disclosure of our filings. Should you have any further questions, please call me at 803-217-6017, or Jimmy Addison, our Executive Vice President and Chief Financial Officer, at 803-217-9391.

Very truly yours,

/s/James E. Swan, IV
James E. Swan, IV
Controller